DGAP-News: AIXTRON SE / Key word(s): Delisting/Letter of Intent
AIXTRON SE Announces Intention to Voluntarily Delist its American Depositary Shares (ADSs) from NASDAQ and Deregister with the Securities and Exchange Commission (SEC)  / AIXTRON Intends to Terminate its ADS Program / Purpose is to reduce Complexity and Costs

20.12.2016 / 15:38
The issuer is solely responsible for the content of this announcement.

AIXTRON SE Announces Intention to Voluntarily Delist its American Depositary Shares (ADSs) from NASDAQ and Deregister with the Securities and Exchange Commission (SEC)

AIXTRON Intends to Terminate its ADS Program

Purpose is to reduce Complexity and Costs

Herzogenrath/Germany, December 20, 2016 - AIXTRON SE ("Company") (FSE: AIXA; NASDAQ: AIXG) today announced that it intends to voluntarily delist its American Depositary Shares (ADSs) from The NASDAQ Global Select Market ("NASDAQ") and deregister and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended ("Exchange Act").

Trading over the past 12 months on NASDAQ accounted for less than 5% of the worldwide trading volume of the Company's Ordinary Shares, while nearly all of the remainder of the trading was conducted through the Company's listing on the Frankfurt Stock Exchange. Given the comparatively low trading volumes on NASDAQ, the Company believes that the complexity as well as the costs and efforts associated with maintaining a dual listing, including reporting obligations with the Securities and Exchange Commission ("SEC"), outweigh the benefits of continuing its listing and registration in the United States.

The Company is in compliance with all of its listing requirements. AIXTRON has provided written notice to the NASDAQ Stock Market of its intention to delist and expects to file a Form 25, Notification of Removal from Listing and/or registration under Section 12(b) of the Exchange Act with the SEC on or about December 30, 2016 to effect the delisting. The Company anticipates that the last day of trading of the ADSs on NASDAQ will be on or about December 30, 2016. Furthermore, the Company anticipates that its ADSs will thereafter be traded on the U.S. over-the-counter market. The Company will notify the depositary Bank of New York Mellon ("Depositary") that it wishes to terminate the ADS program. In due course, the Depositary will notify all ADS holders advising on the process for surrendering their ADSs in favor of the underlying Ordinary Shares of the Company. The Company's Ordinary Shares will continue to trade on all German Stock Exchanges, including the Frankfurt Stock Exchange under the stock symbol "AIXA". It is expected that the delisting of Company's ADSs and deregistration will have no other impact on the listing of Company's Ordinary Shares on the Frankfurt Stock Exchange.

The Company also intends to deregister and terminate its reporting obligations under the Exchange Act. The Company intends to file a Form 15F with the SEC on or about January 9, 2017. As of the date of the filing of the Form 15F, the Company's obligation to file reports under the Exchange Act will be immediately suspended. Other filing requirements will terminate upon the effectiveness of the deregistration under Section 12(g) of the Exchange Act, which is expected to occur 90 days after the filing of the Form 15F.

The Company AIXTRON intends to continue to provide stockholders with audited annual financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, quarterly financial information, corporate news and other information in German and English and to make such information publicly available on its website at www.aixtron.com.

Furthermore, AIXTRON will provide additional material information regarding its business and operations by way of public disclosures including press releases and presentations on its website, will continue to hold shareholder meetings as required by law and will continue to exercise good corporate governance.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Our registered trademarks: AIXACT(R), AIXTRON(R), Atomic Level SolutionS(R), Close Coupled Showerhead(R), CRIUS(R), Gas Foil Rotation(R), Optacap(TM), OVPD(R), Planetary Reactor(R), PVPD(R), TriJet(R)

Cautionary statement regarding forward-looking statements

Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. This document contains forward-looking statements, including statements as to the expected impact of and benefits from the delisting and deregistration, statements as to the timing and dates of effectiveness of notices and filings to be made in connection with the delisting and deregistration process and statements as to the intention to continue providing information to investors. These statement are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors, discussed in the Company's public filings with the SEC, including the "Risk Factors" section of the Company's Form 20-F filed on February 23, 2016, many of which are outside the control of the Company that may cause results, levels of activity, performance or achievements to be materially different from any future statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The Company undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

20.12.2016 Dissemination of a Corporate News, transmitted by DGAP - a service of EQS Group

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Language:	English

Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany

Phone:	+49 (2407) 9030-0

Fax:	+49 (2407) 9030-40

E-mail:	invest@aixtron.com

Internet:	www.aixtron.com

ISIN:	DE000A0WMPJ6, US0096061041

WKN:	A0WMPJ, A0D82P

Listed:	Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin,
Dusseldorf, Munich, Stuttgart, Tradegate Exchange; Nasdaq

End of News DGAP News Service

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